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                          November 19, 2020

       Guocong Zhou
       Chief Executive Officer
       Shineco, Inc.
       Room 1001, Building T5, DaZu Square
       Daxing District, Beijing
       People   s Republic of China 100176

                                                        Re: Shineco, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 18,
2020
                                                            File No. 333-250160

       Dear Mr. Zhou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William N. Haddad, Esq.